SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6 Sylvan Way, Parsippany, NJ 07054.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by (i) SRS Investment Management, LLC, a Delaware limited liability company (the “Investment Manager”), and (ii) Karthik R. Sarma, an Indian citizen (“Mr. Sarma,” and, together with the Investment Manager, the “Reporting Persons”). This Schedule 13D relates to the shares of Common Stock held for the accounts of SRS Partners US, LP, a Delaware limited partnership, and SRS Partners Master Fund LP, a limited partnership formed in the Cayman Islands, investment funds managed by the Investment Manager (collectively with SRS Special Opportunities Master II, LP, a limited partnership formed in the Cayman Islands, and SRS Long Opportunities Master Fund, LP, a limited partnership formed in the Cayman Islands, other funds managed by the Investment Manager as disclosed below, the “Funds”). The Investment Manager serves as investment manager to the Funds. SRS Investment Management, LP (“SRS IM”), a Delaware limited partnership, is the managing member of the Investment Manager. SRS Investment Management GP, LLC, a Delaware limited liability company (“SRS IM GP”), is the general partner of SRS IM. Mr. Sarma is the managing member and principal of SRS IM GP. In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the shares of Common Stock held for the Funds.

(b) The business address of each of the Reporting Persons is 1 Bryant Park, 39th Floor, New York, NY 10036.

(c) The principal business of the Investment Manager is investing in securities and related instruments. The principal business of Mr. Sarma is serving as the sole Managing Member of the Investment Manager.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of the Investment Manager is Delaware, United States of America. Mr. Sarma is a citizen of India.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $123,537,487 (including brokerage commissions) of the working capital of the applicable Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the applicable Funds in margin accounts established with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 053774105	SCHEDULE 13D	Page 5 of 7 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Investment Manager and its representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of the Issuer’s management and board of directors (the “Board”), other current or prospective stockholders, industry participants, investment professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction.

On January 25, 2016, the Investment Manager, along with the Funds (collectively, the “SRS Parties”), entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”) whereby the parties agreed, among other things, and subject to certain conditions, that: (i) the Issuer will increase the size of the Board to twelve directors and appoint Brian Choi, a senior employee of the Investment Manager, to the Board no later than two business days following the execution and delivery of the Cooperation Agreement; (ii) the Issuer will increase the size of its Board and appoint a reasonably acceptable additional independent director recommended by the SRS Parties (the “Subsequent New Director” and, together with Mr. Choi, the “New Directors”); (iii) the Company will include the previously appointed New Directors in its slate of nominees for election as directors at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and on certain committees of the Board; (iv) the SRS Parties will abide by certain standstill provisions during the Standstill Period (as defined in the Cooperation Agreement); and (v) the SRS Parties will vote their shares of Common Stock in favor of the Issuer’s nominees and other ordinary course proposals at the 2016 Annual Meeting.

The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 1 to this Schedule 13D (and which is incorporated by reference to Exhibit 10.1 of the Form 8-K, filed by the Issuer on January 25, 2016).

The Investment Manager intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Investment Manager, conditions in the securities market and general economic and industry conditions, the Investment Manager may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, acquiring additional Common Stock and/or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Investment Manager’s economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 9,500,000 shares of Common Stock, constituting approximately 9.5% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 100,306,123 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the SEC on November 3, 2015.

Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to, and may be deemed to beneficially own, an additional 10,500,000 notional shares of Common Stock, constituting approximately 10.5% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

CUSIP No. 053774105	SCHEDULE 13D	Page 6 of 7 Pages

(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 9,500,000 shares of Common Stock.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 25, 2016, the Issuer and the SRS Parties entered into the Cooperation Agreement, the terms of which are described in Item 4 of the Schedule 13D. The Cooperation Agreement is referenced as Exhibit 1 to the Schedule 13D and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons may be deemed to have economic exposure to an additional 10,500,000 shares of Common Stock pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties. Such swaps mature on dates ranging from August 21, 2018 to May 18, 2020. The reference prices for such swaps range from $25.66 to $46.90. The Reporting Persons do not have voting power or dispositive power with respect to the Common Shares referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 2

Description

Cooperation Agreement, dated January 24, 2016 (incorporated by reference to Exhibit 10.1 of the Form 8-K, filed by the Issuer on January 25, 2016).

Joint Filing Agreement, dated January 25, 2016.

CUSIP No. 053774105	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2016

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA

/s/ Karthik R. Sarma